BJB INVESTMENT FUNDS
                                Rule 18f-3 Plan


Rule 18f-3

    Pursuant to Rule 18f-3 ("Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open end investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "shares"), provided that such multiple classes of shares differ either in the manner of distribution, or in services they provide to shareholders, or both. BJB Investment Funds (the "Trust"), a registered open-end investment management company whose shares are registered on Form N-1A, consisting of the BJB International Equity Fund and the BJB Global Income Fund and any future fund or series created by the Trust or the Trust's investment advisers, Bank Julius Baer & Co., Ltd., New York branch and Julius Baer Investment Management Inc. or their affiliates (collectively, the "Funds"), may offer to shareholders multiple classes of shares in the Funds in accordance with the Rule 18f-3 and this Rule 18f-3 Plan (or as amended) as described herein, upon approval of the Board of Trustees of the Trust.


Authorized Classes

    Each Fund may issue two classes of shares - the Class A and the Class B shares (collectively, the "Classes" and individually, a "Class"). Class A shares will be offered with a front-end sales load and a 0.25% 12b-1/shareholder servicing fee. Class B shares will be offered with a deferred sales load and a 1.00% 12b-1/shareholder servicing fee.


    The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution and/or service arrangement for a Class, and voting rights with respect to the 12b-1 Plan. Shares of both Classes will represent interests in the same investment portfolio therefore, each Class is subject to the same investment objectives, policies and limitations.



  Class Expenses

      Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the investment advisory fee or the fee of other service providers, may be waived or reimbursed by the Fund's investment adviser, underwriter or any other provider of services to the Fund.

  Exchanges and Conversion Privileges


    None of the Funds may offer exchange and conversion features between the Classes unless otherwise approved by the Board of Trustees of the Trust.